SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: November 21, 2007

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                                 LANOPTICS LTD.
                                1 Hatamar Street
                              Yokneam 20692, Israel

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                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 27, 2007

TO THE SHAREHOLDERS OF LANOPTICS LTD.:

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of LanOptics Ltd. (the "Company") will be held on Thursday, December 27, 2007 at 11:00 a.m. (Israel time), at LanOptics' principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666) (the "Meeting").

     The following matters are on the agenda for the Meeting:

     (1) to elect four directors to the Company's Board of Directors to serve until the Company's 2008 annual general meeting of shareholders;

     (2) to approve the compensation of the new Chairman of the Company's Board of Directors;

     (3) to approve an amendment to the Company's Articles of Association to increase LanOptics' authorized share capital;

     (4) to approve an amendment to the Company's equity incentive plan to increase the number of Ordinary Shares reserved and authorized for issuance under the Company's equity incentive plan and to enable award grants to U.S. employees;

     (5) to approve an amendment to the Company's equity incentive plan to provide for annual increases to the number of Ordinary Shares reserved and authorized for issuance under the Company's equity incentive plan; and

     (6) to ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent public accountants for 2007 and to authorize the Board of Directors and/or the Audit Committee to set the compensation of the Company's independent public accountants; when this proposal is raised, you will also be invited to discuss the Company's 2006 consolidated financial statements.

SHAREHOLDERS ENTITLES TO VOTE

     Only shareholders who hold the Company's Ordinary Shares, par value NIS
0.02 per share, at the close of business on November 28, 2007 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.


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     According to the Companies Law Regulations (Confirmation of Ownership of
Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a HEVRA L'RISHUMIN (the "Registration Company") and the shares are registered in the name of such Registration Company on the books of the Company's transfer agent, the shareholder may provide the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the Registration Company's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; PROVIDED that the shareholder's request shall have been submitted with respect to a specific securities account.

     All shareholders of record on the Record Date are cordially invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company's Articles of Association. Shareholders may send the Company a standpoint notice no later than December 9, 2007.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1, 2, 4, 5 and 6. The affirmative vote of the holders of at least 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 3.

REVIEW OF DOCUMENTS

     The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the Record Date for the Meeting. Shareholders may also review the proxy statement at the Company's principal executive offices stated above, Sunday through Thursday, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the Meeting. A copy of the proxy statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the "Distribution Sites").

     Each member of the Tel-Aviv Stock Exchange Ltd. (a "TASE Member") shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company's shareholder register and whose shares are held through the TASE Member, PROVIDED that each shareholder's request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

                                       By Order of the Board of Directors,


                                       ELI FRUCHTER
                                       CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: November 21, 2007

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